UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40509

Brookfield Wealth Solutions Ltd.
(Translation of registrant's name into English)

Ideation House, First Floor
94 Pitts Bay Road, Pembroke, HM08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Press Release dated November 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Wealth Solutions Ltd.
(Registrant)

Date: November 14, 2024	/s/ Thomas Corbett
Thomas Corbett
Chief Financial Officer